CLEARPOINT NEURO, INC.

5 Musick

Irvine, California 92618

January 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory

Re:	ClearPoint Neuro, Inc. Registration Statement on Form S-3 (File No. 333-252346)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ClearPoint Neuro, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-252346) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on January 29, 2021, or as soon as possible thereafter. The Company hereby authorizes Richard Mattern, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Richard Mattern of Bass, Berry & Sims PLC, counsel to the Company, at (901) 543-5933.

Very truly yours,

CLEARPOINT NEURO, INC.

By:	/s/ Danilo D’Alessandro
Danilo D’Alessandro
Chief Financial Officer